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Form 10-SB
                         SECURITIES EXCHANGE ACT OF 1934

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS


       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         UNITED STATES PROPERTIES, INC.
                         ------------------------------
           (Exact name of the registrant as specified in its charter)


        PENNSYLVANIA                                     23-2846009
        ------------                                     ----------
 (State or other jurisdiction of                      (I.R.S. Employer
 incorporation or organization)                      Identification No.)


              ONE MONTAGE MOUNTAIN ROAD, MOOSIC, PENNSYLVANIA 18507
              -----------------------------------------------------
      (Address of principal executive offices)                (Zip Code)


                     Issuer's telephone number 717-348-1100
                                               ------------

Securities to be registered under Section 12(b) of the Act:

     Title of each class           Name of each exchange on which
     to be so registered           each class is to be registered
     -------------------           ------------------------------


Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK
                                  ------------
                                (Title of class)

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                               TABLE OF CONTENTS

PART I

Item 1.  Description of Business .......................................     1

Item 2.  Management's Discussion and Analysis or Plan of Operation .....     7

Item 3.  Description of Property .......................................     9

Item 4.  Security Ownership of Certain Beneficial Owners
           and Management ..............................................    12

Item 5.  Directors, Executive Officers, Promoters and Control Persons ..    14

Item 6.  Executive Compensation ........................................    16

Item 7.  Certain Relationships and Related Transactions ................    17

Item 8.  Description of Securities .....................................    17

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity
           and Other Shareholder Matters ................................   19

Item 2.  Legal Proceedings ..............................................   19

Item 3.  Changes in and Disagreements with Accountants ..................   19

Item 4.  Recent Sales of Unregistered Securities ........................   19

Item 5.  Indemnification of Directors and Officers ......................   21


Index to Financial Statements

Index to Exhibits



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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

United States Properties, Inc. ("USPI"), a Pennsylvania Corporation, was incorporated on May 28, 1996 and maintains its principal and operations office at One Montage Mountain Road, Moosic, Pennsylvania, 18507. Its telephone number at that office is (717) 348-1100 and its facsimile number is (717) 348-1188. In addition the Company maintains an executive office at 126 E. 56th St., Tower 56, 17th Floor, New York, New York, 10022 where the telephone number is (212) 759-2025. The Company also maintains a branch office at 7028 W. Waters Avenue, Tampa, Florida 33634 where the telephone number is (813) 884-0075.

USPI was formed for the purpose of acquiring surplus real estate (commercial real property and commercial leases), portfolios of bad debt (greater than six months past due) and other, similar non-performing assets held by major corporations by means of cash and/or Countertrade. Countertrade, or commercial barter, is a contractual business transaction in which a non-cash payment for all or a portion of the transaction is in the form of a United States dollar equivalent Trade Credit. The commercial real estate so acquired is generally held for re-sale.

USPI derives its revenue from the difference between the cash portion of the real estate acquisition price and the cash realized from the re-sale of the real estate (less costs related to the Trade Credits, real estate commissions etc.)and from a percentage participation in bad debt collections. To date USPI has not yet derived any revenue from any real estate transaction involving Countertrade (although it has acquired one property in a Countertrade transaction which has not yet been disposed of) nor has it generated any revenues from participation in bad debt collections.

Business Development

The Company solicits corporations to identify surplus real estate, bad debt portfolios or other, similar assets. The Company then analyzes these assets and proposes a financial transaction which creates economic value for the asset substantially in excess of the cash market value of the asset. The financial transactions proposed by the Company may provide that the Company: 1.) acquire the asset, with payment on a part cash, part Trade Credit basis; or, 2.) facilitate the transfer or sale of the asset to a third party utilizing Trade Credits. As a secondary purpose, the Company proposed to acquire blocks of accounts receivable in exchange for Trade Credits.

An example of a transaction to which the Company's primary business transaction would be applicable would be as follows: a corporation owns real estate with a current book value of $3,000,000. The current market value however, to a cash buyer, in that market location, is only $1,700,000. The corporation, if it elected to sell the property, would incur an economic and cash flow loss of $1,300,000, the difference between the book value of the property and its cash market value. To enable the corporation to avoid such loss, the Company agrees to purchase the real estate from the corporation for $1,000,000 in cash plus

                                       1

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$2,000,000 in Trade Credits. The Company then re-sells the property which may be simultaneous with the Company's acquisition of the property from the seller or, more typically, a period 3-6 months from the date of acquisition.

Upon the resale of the property to the cash buyer at $1,700,000, the Company realizes gross revenue of $700,000, (the difference between the cash portion of the acquisition price and the cash market value of the property). From this gross revenue of $700,000, the Company pays the real estate commissions, the agreed upon cost of the Trade Credits and those expenses related to the sale of the property.

Contractual Relationships

To implement its business plan, the Company moved rapidly to secure contractual relationships.

On June 12, 1996, the Company entered into an Agreement with Active Asset Recovery, Inc., a wholly owned subsidiary of Active Media Services, Inc. d/b/a as Active International, ("Active"). Active is a global trading company that develops programs of Countertrade for primarily corporate clients through the issuance of Trade Credits redeemable by such clients. Active Asset Recovery, Inc. is the subsidiary which was formed to assist companies to sell, lease or otherwise dispose of real estate whose values have been severely eroded by economic conditions, saturation of the market place, or rendered surplus by corporate restructuring. In the typical situation, real estate is carried on the corporate books at values exceeding the current market values. Active offers to buy such real estate for Trade Credits equal to the book values of fee simple properties or equal to the remaining lease obligation for leased properties. Under its Agreement, the Company acts as a finder for Active Asset Recovery, Inc., with an agreement to distribute gross profits on all transactions accepted by Active on an individual property-negotiated basis.

Currently the Company has selected Active as the sole supplier of any Trade Credits used in the Company's transactions involving Trade Credits. Active is the largest international Countertrade firm headquartered in the United States. In part, the Company's decision to select Active as its sole supplier of Trade Credits was based on Active's ability to insure its Trade Credits (which the Company believes is unique in the Countertrade industry). In addition, for qualified clients Active makes available a Trade Credit liquidity facility which arranges a cash advance against a client's expected savings to be realized from utilizing insured Trade Credits. Any cash advanced pursuant to the Trade Credit liquidity facility is secured by the insurance policy insuring the Trade Credits.

On June 27, 1996, the Company entered into an Agreement with Capital Credit Corporation ("CCC"). CCC is a wholly-owned subsidiary of Union Corporation which provides accounts receivable management and related services to a wide range of institutional, commercial and government clients. CCC acquires accounts receivable which are greater than six months past due. The arrangement contemplated that the Company would use Trade Credits (supplied by Active wholly or partially) to complete the purchase of portfolios of such accounts receivable. Under the original Agreement, the Company was to contact Fortune 1000 companies to determine their bad debt portfolios, ascertain their interest in selling such portfolios, and provide the data to CCC for analyses and

                                       2


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pricing. Following closing of any transactions, the Company would receive 70% of all funds collected from the purchased portfolio, while CCC would retain 30%. Subsequently, it was determined that the sourcing of transactions could be better managed by CCC, which would then refer to the Company those transactions which could be facilitated through the use of Trade Credits.

To date there appears to be little interest by potential sellers of portfolios of accounts receivable in receiving Trade Credits, either wholly or partially, for the purchase price. While the Agreement with CCC remains in effect, and the Company remains available to supply the Trade Credits, the Company is not itself actively seeking transactions. Whether or not the use of Trade Credits to facilitate transactions for CCC is a viable business remains uncertain.

Should USPI be successful in negotiating a Countertrade transaction for portfolios of bad debt after they have been reviewed and priced by CCC it would be contingent on USPI to have Active or another trading company enter into such a negotiation to issue and redeem for merchandise any Trade Credits that may be exchanged in consideration for the purchase of the bad debts. Currently such a contingency is not part of the Agreement between USPI and Active nor is it known if the Agreement can be amended or a new agreement developed between USPI and Active, nor is it known if USPI can establish such a relation with another trading company to effect such a transaction.

Real Estate Activities

The Company has steadily marketed its business concept. Through May 31, 1997, the Company had contacted approximately 3,200 corporations to solicit surplus commercial real estate. 206 potential sellers had responded by providing the Company with a list of their surplus or underperforming real estate, including individual or multiple properties.

Of the 206 responding sellers, the Company has rejected 30 (as a result of the characteristics of the real estate, or the lack of suitability of the seller to utilize Trade Credits or both) and has undertaken the review of the surplus real estate of the remaining 176. Of these 176, 90 real estate properties or portfolios are currently in review and 86 have been completed. Such review includes an analysis of the property or properties, an analysis of the local commercial real estate market in which the property or properties are located, a general appraisal of the market value of the property or properties, a projection of the marketability of the property or properties and an assessment of the seller's ability to use Trade Credits.

The Company has submitted proposals to all 86 sellers where the reviews have been completed. All 86 proposals to acquire or facilitate the disposition of the surplus or underperforming properties involve a combination of cash and Trade Credits. Of these 86 proposals, approximately 45 have been rejected, while 41 remain active and are undergoing further discussion or negotiation.

Management's evaluation as of June 3, 1997 is that of the 41 active proposals, 15 proposals appear promising for ultimate closing (with an estimated minimum gross profit of $5,475,000), 13 appear to be possible (with an estimated minimum gross profit of $4,637,000), while 13 may or may not proceed to further

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negotiations (with an estimated minimum gross profit of $5,037.000). These estimates of minimum gross profits are net of estimated real estate operating costs, commissions and the estimated costs of the Trade Credits. There is no assurance that any of the potential transactions will close, since closings are dependent upon securing approvals of various executives and departments of a seller, (as discussed below). Furthermore, the proposed contract terms and conditions are subject to change, which would effect the estimated gross profits. Realization of any gross profits is dependent upon the ultimate disposition of any properties purchased, while the costs and expenses of the acquisitions and the subsequent dispositions will affect the gross and net profits from the transactions. All of such information is anticipatory and is based on the Company's projections, and therefore should not be relied upon as a guarantee or an assurance that such results will be achieved.

The Company has determined that the closing of real estate transactions using Trade Credits wholly or in part is a lengthy process as a result of the following:

1. It is necessary to contact potential sellers of commercial real estate, in order to identify property-specific transactions. To do this, the Company has contracted with 8 independent contractor tele-marketers to solicit potential sellers. Because Active's primary business relates to accepting Trade Credits as partial payment for its client's media and advertising expenses, the Company attempts to target those real estate sellers which have significant media and advertising budgets.

2. It is necessary to determine whether or not the seller is a suitable candidate to utilize the Trade Credits, and then to educate those suitable real estate sellers about Trade Credits, their value, their use etc. This is done with the assistance of Active.

3. Both Active and the Company have found that there is a distinct difference between the real estate transactions and Active's usual inventory transactions. Essentially, whereas the inventories are usually "dated" and subject to relatively rapid declines in value, real estate transactions are not so time sensitive and are more financially complex.

4. It is necessary to submit a proposal, followed by direct discussions with various executives of a seller. The transaction structure which best suits the seller is often negotiated based upon the seller's experience using Trade Credits, the characteristics of the real estate and the amount of the cash provided by the Company. To determine the optimum structure, it is often necessary to work not only with a seller's real estate executives, but also with its financial officers and its purchasing and media/advertising managers.

The involvement of the financial officers of a seller is critical as the transaction relates to:

    (a)  The gross financial benefit of the transaction to the corporation.
    (b) The impact on the loss reserves which may have been established for the real estate.
    (c)  The timing of the cash flow benefit.

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    The involvement of the purchasing and/or media/advertising managers relates to the ultimate utilization of the Trade Credits, which are normally spent as partial payment for the corporations' normal corporate expenditures. Because of the disparate responsibilities of the executives involved, substantial time may be expended in explaining the proposal, providing support for the value of the Trade Credits and securing the varying approvals of the different departments.

The Company has determined that a proposal related solely to the real estate aspects of a proposed transaction is not sufficient. Accordingly, the Company employed Andreas V. Kissal as its President/CEO as of March 1, 1997. Mr. Kissal was formerly a Senior Vice President - Trade Finance with Active from December 1993. In addition to his general real estate background (see Part I, Item 5, "Directors, Executive Officers, Promoters and Control Persons"), Mr. Kissal successfully structured and closed Trade Credit transactions involving major corporations and higher value real estate (e.g. $6,000,000). As a result, he is familiar with the financial, Trade Credit and real estate aspects of potential transactions.

The Company believes that being responsive to the disparate needs of the various departments of a seller will increase the potential for closing transactions and will decrease the time expended in discussions and negotiations.

Completed Transaction

To date, the Company has completed one real estate transaction utilizing Trade Credits. The transaction was closed on August 8, 1996 when the company acquired all the outstanding stock of a corporation whose sole asset was real estate located in Middletown, Ohio. The purchase price was $120,000 in Trade Credits supplied by Active Asset Recovery, Inc. At Closing, USPI pledged all of the shares to Active as security for Active's 50% interest in the profits to be derived from a sale of the property. USPI anticipates selling the property in the near term for approximately $45,000. In addition, the Company has acted as a finder for a transaction by Active for an inventory of hotel, cruise space and air transportation; USPI will receive a fee of 5% of the profit earned by Active which is presently undeterminable.

Additional Real Estate Activities

In reviewing the lists of properties supplied by potential sellers, the Company has noted that certain properties are developmental, i. e their full values can only be realized by development, construction, subdivision, leasing or other business activities. Under such circumstances, the Company has determined that it is more likely to close a transaction involving such real estate if it purchases such real estate and engages in the required developmental activities. Furthermore, the Company is more apt to realize a greater profit through its enhancement of the value of such properties.

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The Company has entered into a Letter of Intent to acquire certain residential building lots in a residential community known as Highpoint Country Club. The community includes a 150 acre lake, an 18 hole golf course, tennis courts, Olympic-sized swimming pool, softball field, club house with two restaurants and a golf pro shop. The community presently includes approximately 630 residential units, including 570 homes. The Company is acquiring the remaining 285 residential building lots for a purchase price of $6,496,250 of which $2,608,362 is in the form of either assumption or payoff of existing debt, $1,514,138 is in the form of a second mortgage to be held by the seller, and the balance of $2,373,750 represented by as estimated 346,250 shares of the Company's Common Stock, with the actual number of shares to be issued to be determined by using the closing market price of the Common Stock as of the day immediately preceding closing.

The Company plans to develop the 285 residential building lots by offering to construct residential housing on the lots to prospective purchasers. The prospective purchasers will select their homes from available plans which have been pre-selected by the Company. The builder or builders which will construct the homes selected by prospective purchasers will also be pre-approved by the Company. The Company will construct a home on an individual building lot only after the prospective purchaser has been qualified for permanent mortgage financing by a third-party mortgage lender. The Company plans to sell all of the 285 residential building lots with housing constructed on them.

Closing of the purchase of the 285 residential building lots is dependent upon the Company's ability to secure the funds and/or financial accommodations required for the assumption and/or payoff of the $2,608,362 as well as an estimated $400,000 in marketing and development costs. A pro forma balance sheet showing the effect of this acquisition is attached. However, there is no assurance that the Company will obtain the required funds or that the transaction will be closed. This information is considered anticipatory and therefore should not be relied upon as a guarantee or an assurance that such transaction will be completed.

The Company has entered into a relationship with New America Network, Inc. ("New America") which is a full service international commercial real estate brokerage association with approximately 165 affiliated members staffed with approximately 3,000 real estate professionals. New America has been in business for approximately twenty years and has developed a clientele of national and international companies. Under the relationship with the Company, New America will identify surplus commercial real estate properties which can be purchased through the use of cash and/or Trade Credits as contemplated in the Company's Business Plan. The Company will analyze such surplus commercial real estate properties in its normal course of business and propose transactions to the corporate sellers as appropriate. The Company believes that the access to the approximately 3,000 New America real estate professionals will significantly augment the sourcing activities of the Company's 8 independent contractors and will therefore greatly increase the Company's access to surplus commercial real estate properties.

In addition, New America will also perform certain real estate due diligence functions requested by the Company for those properties the Company is considering purchasing. Such real estate due diligence functions include property inspections, market analyses, identification of comparable sales etc.

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The New America member commercial real estate firm local to the location of the property will perform these functions. The Company believes that having a competent, local commercial real estate brokerage firm assist in performing these real estate due diligence functions will enable the Company to more precisely structure its proposed transactions to sellers, which will increase the potential closing of the transactions.


ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

The period from its organization, on May 28, 1996 to December 31, 1996 was an organizational and developmental one for the Company. Based upon pre-organizational work, the Company immediately (June 1996) secured contracts with Active Asset Recovery, Inc. and Capital Credit Corporation, as described in
Part I, Item 1, above. This enabled the Company promptly to proceed with implementation of its Business Plan.

In order to understand the significance of the Company's achievements in 1996, it is necessary to know the status of Countertrade as applied to real estate and accounts receivable portfolios as of May, 1996, when the Company was organized. For most of its business history, the Countertrade Industry (including Active) was engaged in purchasing aging, distressed and/or obsolete inventories for Trade Credits which were primarily used as partial payment for its client's media and advertising expenses. In the early 1990s, various Countertrade firms began to expand their use of Countertrade to surplus and underperforming real estate. Active, for example, established Active Asset Recovery, Inc. as a separate operating company specifically to address surplus real estate opportunities using Countertrade. Active also hired Andreas V. Kissal (now the Company's President/CEO) to expand its real estate-related Countertrade business.

As a result, however, of closing relatively few real estate transactions (as compared to their traditional inventory-related Countertrade business), Countertrade firms began to include real estate as part of their surplus inventory-related Countertrade business, de-emphasizing real estate as a separate Countertrade business line. Active, for example, has substantially reduced the personnel solely dedicated to potential real estate business and currently primarily relies on two real estate brokerage firms (neither of which is New America) to source, structure and price potential real estate-related Countertrade transactions.

However, the Company was organized in the belief that there is significant potential revenue to be realized from its business of applying cash and Countertrade to solve the problem of achieving full book value for a corporation's surplus real estate. The Company believes that it is uniquely positioned to successfully compete for a seller's surplus real estate as a result of:

   1. Its relationship with New America wherein New America sources surplus real estate for the Company and assists in the real estate due diligence process.

   2. Its relationship with Active wherein Active, as the largest international Countertrade firm headquartered in the United States, is the sole supplier of Trade Credits for the Company's proposed transactions. Active is aware

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     of the Company's decision to select them as the Company's sole Trade Credit supplier and consequently, in certain potential transactions, Active invites the Company to participate in the structuring and closing of real estate transactions where the individual real estate property or portfolio has been sourced or identified by Active.

The Company believes that such invitation by Active of the Company into certain real estate Countertrade transactions is also, in part, based on:

     (a) Active's recognition of the Company's real estate expertise including access to New America.

     (b) The Company's thorough understanding of Trade Credits and the capabilities of Active. This understanding of Trade Credits enables the Company to more precisely structure transactions to sellers of surplus real estate which the Company believes will increase the potential closing of the transactions.

     (c) The personal relationships of Andreas V. Kissal, President/CEO of the Company, who was employed at Active from December, 1993 to February, 1997 as Senior Vice President - Trade Finance, with key executives and salesman at Active.

In addition, the Company believes that Active's ability (unique to the Countertrade industry) to insure its Trade Credits and to provide a liquidity facility secured by its insured Trade Credits has substantial financial value to sellers of surplus real estate and will enhance the Company's ability to close its transactions.

3. Its internal real estate experience and expertise which enable the Company to better understand and address the needs of the sellers of surplus commercial real estate.

4. Its ability to offer cash as part of the consideration in the purchase of surplus real estate. The amount of cash offered by the Company is generally 60% or less of the Company's estimated current market value of the real estate property. The Company sources such cash from commercial real estate lending institutions selected by the Company primarily based on the characteristics of the real estate property purchased. The cash secured from such commercial real estate lending institutions and paid by the Company as part of the purchase consideration is secured by a first mortgage on the property.

By providing cash to the sellers of surplus commercial real estate, the Company minimizes the amount of the Trade Credits necessary to complete a proposed transaction.

5. Its ability to take title to the real estate property pending final re-sale which eliminates the on-going cost of the property ownership to the seller.

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6. Its ability to structure a cash and Countertrade transaction for surplus real estate property which enables the seller to realize an economic value substantially in excess of the property's current market value.

The Company also believes that its ability to successfully develop, sub-divide or operate the surplus real estate it acquires pursuant to its cash and Countertrade transactions will enable the Company to close additional transactions.

Cash Requirements for the Next Twelve Months

The Company believes that 15 proposed real estate transactions currently in negotiation appear promising for ultimate closing (with an estimated minimum gross profit of $5,475,000)(see Item I "Description of the Business", "Real Estate Activities" above). The Company forecasts that of these 15 promising transactions, a minimum of one-half of these will close within a 12 month period generating a minimum gross profit of approximately $2,500,000 and a minimum of 3 such transactions will close by the end of the third quarter, 1997. These 3 closed transactions are forecasted to generate $750,000 in gross profits. Forecasted gross profits, however, are realized only when the acquired real estate is re-sold to a third party purchaser. In that regard, the Company anticipates that the $750,000 in gross profits forecasted pursuant to the 3 real estate transactions will not be realized until a minimum of 3 months after the closing of the transactions.

In addition, the Company also forecasts the closing of its acquisition of the 285 residential building lots in the community known as Highpoint Country Club (see Item I "Description of the Business", "Additional Real Estate Activities" above). Assuming such closing, the Company forecasts in the next 12 months that a minimum of 80 of the 285 residential building lots with the homes erected by the Company on the lots will be sold to qualified purchasers. The Company forecasts that the sale of these 80 lots all with completed home will generate a minimum of $800,000 in gross profits.

As of June 6, 1997, the Company has sufficient operating capital to fund its current business operations for approximately 4 months or through the end of the third quarter, 1997. While the company does forecast the acquisition of 3 surplus commercial real estate properties pursuant to proposed transactions currently in negotiation, there is no assurance that the Company will be able to re-sell the respective real estate properties in a time frame sufficient for the Company to continue its operations. In that regard, the Company anticipates an additional public offering will be filed pursuant to Form SB-2 to generate additional funds for operating capital.


ITEM 3. DESCRIPTION OF PROPERTY

Real Estate

Except as has resulted from its business activities to date, the Company does not own any real estate. The Company maintains three offices, all in leased premises. The Company's operational offices are located at One Montage Mountain Road, Moosic, Pennsylvania 18507 where the Company leases approximately 1,775 sq. ft. from a non-related third party. The rental rates are:

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                           Rental Period      Monthly Rent
                           -------------      ------------
                           6/1/96 - 5/31/97      $1,500
                           6/1/97 - 5/31/98      $1,575
                           6/1/98 - 5/31/99      $1,654

The Company considers the premises adequate for its purposes for the foreseeable future. The Company leases substantially all of its office furniture and equipment from nonrelated third parties.

The Company leases its current executive office in New York City, which consists of approximately 1,000 sq. ft., from a nonrelated third party at a rental rate of $4,000 per month for a term through December 31, 1998. The office furniture and certain equipment are included in the sublease; the Company owns a computer, printer and fax machine.

The Company's branch office in Tampa, Florida is operated by a representative (independent contractor) of the Company at her expense, subject to reimbursement by the Company of office expenses.

As noted, under the Company's original business plan, it did not intend to develop or operate real estate. Rather its business was to acquire surplus real estate, where the current market value was less than the current book value, by means of cash and/or Trade Credits and then to immediately sell the acquired real estate. The Company recognized that it might not have an immediate buyer for every property and therefore could be required to hold property as "inventory" pending re-sale. In the absence of development or operation plans, such property was not to be regarded as "Plant, Property and Equipment" but only as assets held for sale. As of May 28, 1997 the Company was holding as "inventory" a 45,360 sq. ft. office building located in Middletown, Ohio. In addition, the Company was in the process of closing the acquisition of an 11,220 sq. ft. manufacturing building located in Clarissa, Minnesota.

Recently, the Company adjusted its business plan in recognition that it could develop more transactions if it were willing to acquire surplus or underperforming real estate in the absence of a current purchaser, even if this meant that the Company would have to develop, sub-divide, or operate such real estate for an indeterminate period. Based upon this additional business line, the Company has entered into a Letter of Intent to acquire 285 residential building lots in a gated Country Club community known as "Highpoint Country Club" located in Montague, New Jersey. The Company is acquiring the property for $6,496,250. Management projects building out such property within approximately three years and realizing an estimated $30,000,000 in gross revenues, with an expected gross profit of $6,000,000 or 20% of the estimated gross revenues. Closing of the transaction is dependent upon the Company's ability to secure approximately $3,000,000 required for the purchase price and marketing and development costs. The estimate of the gross revenues is based upon current market conditions, using current estimated market values for the residential building lots including golf course and lake front lots, is anticipatory and is based on the Company's projections and therefore should not be relied upon as an assurance or guarantee that such results will be achieved.

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Real Estate. Except under special circumstances, the Company does not intend to develop or operate real estate. Rather its business is to acquire surplus real estate, where the current market value was less than the current book value, by means of cash and/or Trade Credits and then to immediately sell the acquired real estate. However, the Company may not have an immediate buyer for every property and therefore may be required to hold property in "inventory" pending re-sale. In the absence of development or operation plans, such property should not be regarded as "Plant, Property and Equipment" but only as assets held for sale. As of June 4, 1997 the Company was holding the office building located in Middletown, Ohio in inventory pending re-sale. In addition, the Company was in the process of closing of a manufacturing facility located in Clarissa, Minnesota which will be held in inventory pending re-sale.

As noted above, however, the Company has adjusted its Business Plan to include the development and operation of real estate where the full value can only be realized from such business operations, as contrasted with simply holding the property in inventory for immediate re-sale. The Company has entered into a Letter of Intent for the acquisition of 285 residential building lots as discussed above. The Company expects to "build out" such property and, accordingly, such property will be considered as "Plant, Property and Equipment" of the Company.

Contractual Assets

Agreement with Active Asset Recovery, Inc. The Agreement with Active is essential to USPI generating any revenues from real estate transactions. The Terms of the Agreement stipulate that relationship between USPI and Active will commence on June 12, 1996 and extend for a period of three years. The terms further state that after May 1, 1997 either party to the Agreement may terminate the Agreement by providing the other party with sixty (60) days prior notice of termination. Should the Agreement between USPI and Active be terminated it would be detrimental to the Company's ability to generate revenue from real estate transactions. For USPI to remain a viable enterprise it would be necessary for USPI to establish a similar relationship with another trading company. USPI currently has no such similar relationship nor does it anticipate any in the near future.

Agreement with Capital Credit Corporation. The Agreement with Capital Credit Corporation is essential to USPI generating any revenues from portfolios of bad debt. The Terms of the Agreement stipulate that the relationship between USPI and CCC will commence on June 24, 1996 and allows for a percentage of the debt Collected. For USPI to generate revenues from the participation in bad debt collections will require that either USPI enter into a new agreement with Active, modify the existing Agreement with Active, or enter into a similar agreement with another trading company for the issuance and redemption of Trade Credits. Active has not yet consented to participate in the collection of bad debts as a trading company and the issuer and redeemer of Trade Credits, nor is USPI aware if Active would consent to such a new agreement or consider a modification of the existing Agreement. Should Active not participate in bad debt collections as the trading company it would be necessary for USPI to establish a similar relationship with another trading company. USPI currently has no such similar relationship nor does it anticipate any in the near future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) The following table sets forth certain information with respect to the beneficial ownership of the Company's voting securities by each person who, to the knowledge of the Company, on May 28, 1997 was the owner of 5% or more of the outstanding shares on that date:

                                            (3) Amount
              (2) Name and                  and nature            (4) Per-
(1) Title     address of                    of beneficial         Cent of
of Class      beneficial owner              ownership             Class
---------     ----------------              -------------         ---------
Common        Jeffrey R. Pirhalla           386,050 shs. L&B(1)     8.7%(2,3)
              2419 N. Main Ave.
              Scranton, PA 18508

Common        Kathryn K. Berman             879,000 shs. L&B(1)     19.8%(2,3,4)
              R.R.#1, Box 1153
              Carbondale, PA 18407

Common        Richard R. Rozzi              560,000 shs. L&B(1)     12.6%(2)
              86 Pancake Hollow Road
              Highland, New York 12528

Common        Richard C. Fox                45,000 shs. L&B(1)      12.3%(2,5,6)
              P.O. Box 1097                 500,000 shs. B1
              Pecos, New Mexico 87552

Common        InvestAmerica Fund, Inc.      500,000 shs. L&B(1)     11.3%(2,7)
              P.O. Box 1097
              Pecos, New Mexico 87552

Common        First Equitable
              Properties, Inc.              300,000 shs. L&B(1)     6.8%(2,8)
              295 Greenwich Street, #208
              New York, New York 10007

Common        Rod L. Munyon                 200,000 shs. L&B(1)     4.5%(2,8)
              180 Washington Avenue
              Nutley, New Jersey 07110

(1) "L" means legal ownership; "B" means beneficial ownership.
(2) Based upon 4,440,000 shares issued and outstanding as of May 28, 1997.
(3) Originally, upon incorporation of the Company, Mr. Pirhalla and Mrs. Berman received 1,110,000 shares each. Since, however, they have transferred a portion of their shares to persons whom they believe can assist the Company in achieving its business plans. The shares shown are the balances held as of May 28, 1997.
(4) Mrs. Berman disclaims any interest in the 20,000 shares held by her daughter, two stepsons, stepdaughter and for the benefit of her six grandchildren.

(5) This percentage includes the 500,000 shares owned by InvestAmerica Fund, Inc. of which Mr. Fox is the major shareholder.
(6) Mr. Fox disclaims any interest in the 5,000 shares held by his brother.
(7) This percentage represents the 500,000 shares also included in the percentage shown for Mr. Fox.
(8) Mr. Munyon originally received 500,000 shares, of which 300,000 shares were transferred to First Equitable Properties, Inc.

(b) The following table sets forth certain information with respect to the beneficial ownership of the Company's voting securities by each director, each executive officer, and all directors and executive officers as a group as of May 28, 1997:

                                            (3) Amount
              (2) Name and                  and nature              (4) Per-
(1) Title     address of                    of beneficial           Cent of
of Class      beneficial owner              ownership               Class
---------     ----------------              -------------           --------
Common        Jeffrey R. Pirhalla           386,050 shs. L&B(1)     8.7%(2,3)
              2419 N. Main Ave.
              Scranton, PA 18508

Common        Kathryn K. Berman             879,000 shs. L&B(1)     19.8%(2,3,4)
              R.R.#1, Box 1153
              Carbondale, PA 18407

Common        Thomas J. Bell                20,000 shs. L&B(1)      .5%(2)
              1034 Electric Street
              Scranton, PA 18509

Common        Andreas V. Kissal                   -0-               -0-
              426 85th Street, #3A
              New York, New York 10028

Common        All officers and
              directors as a
              group (4)                     1,285,050 shs. L&B(1)   29.0%(2)

(1) "L" means legal ownership; "B" means beneficial ownership.
(2) Based upon 4,440,000 shares issued and outstanding as of May 28, 1997.
(3) Originally, upon incorporation of the Company, Mr. Pirhalla and Mrs. Berman received 1,110,000 shares each. Since, however, they have transferred a portion of their shares to persons whom they believe can assist the Company in achieving its business plans. The shares shown are the balances held as of May 28, 1997.
(4) Mrs. Berman disclaims any interest in the 20,000 shares held by her daughter, two stepsons, stepdaughter and for the benefit of her six grandchildren.

(c) Changes in Control. There are no arrangements, known to the Company, which may at a subsequent date result in a change in control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(a) Founders. The Company was founded by Mr. Jeffrey R. Pirhalla and Mrs. Kathryn K. Berman, who may be considered the promoters of the Company.

(b) Directors and Executive Officers. The directors and executive officers of the Company are:

      Name                Age              Office
      ----                ---              ------
Andreas V. Kissal          51       President/Chief Executive Officer

Jeffrey R. Pirhalla        32       Chief Operating Officer, Treasurer, Director

Kathryn K. Berman          51       Secretary, Director

Thomas J. Bell             53       Director

Mr. Pirhalla and Mrs. Berman have been directors since the incorporation of the Company. Mr. Bell became a director in November, 1996. The directors hold office until the next annual meeting of shareholders of the Company or until successors are elected and qualified. Company officers hold office until the first meeting of directors following the annual meeting of shareholders and until their successors are elected and qualified, subject to earlier removal by the Board of Directors.

Andreas V. Kissal. Mr. Kissal is President and Chief Executive Officer of United States Properties, Inc., having joined the Company on March 1, 1997. Prior to joining the Company, Mr. Kissal was Senior Vice-President of Trade Finance with Active International from December, 1993. Mr. Kissal has a long background in real estate and real estate financing, including most recently, prior to joining Active, having been Vice President - Real Estate and Mortgage-Backed Securities for Citibank, N.A. from 1989 to December 1993. From 1986 to 1989 he headed Bankers Asset Exchange, which he had founded, which worked with AT&T to provide a technology-based market for community banks to originate residential and commercial mortgages for distribution to institutional investors. From 1981 to 1986 he headed The First Boston Capital Group, Inc., which he had founded, which developed "SHELTERNET" (a nationwide network applying technology to the residential real estate market) into an annual volume in excess of $1.2 billion in mortgages.

Jeffrey R Pirhalla. Mr. Pirhalla is Chief Operating Officer, Treasurer and a Director of United States Properties, Inc. is a Pennsylvania Licensed Real Estate Broker and also a Pennsylvania State Certified General Appraiser, with over ten years of real estate management, brokerage and valuation experience. In 1984, Mr. Pirhalla was employed by Hilton Hotels and became experienced in the Food and Beverage Division, Rooms Division, and hotel audit procedures. In 1987, Mr. Pirhalla joined S & A Restaurant Corp., a subsidiary of Pillsbury, Inc., where he was responsible for corporate property management, accounting, reconciliation of profit and loss statements, and unit productivity, with management responsibility for multiple locations in North Carolina, New Jersey,

California, New York, Florida and Pennsylvania. In 1989, Mr. Pirhalla joined an affiliate (franchisee) of Holiday Inn, for which he developed the Streamers Night Club concept. Also in 1989, Mr. Pirhalla secured real estate licenses in New Jersey and New York and joined ERA Curabba in New York, where he was responsible for U.S. and international cooperative real estate sales and development contracts. In 1991, Mr. Pirhalla was named Vice President of Scranton Appraisal Group, an appraisal and consulting firm specializing in property analysis, special-use and condemnation. In September, 1992 Mr. Pirhalla was contracted as a Field Inspector to perform disaster inspections for the Federal Emergency Management Agency (FEMA) in Florida, following Hurricane Andrew. In 1994, Scranton Appraisal Group formed two affiliates, Scranton Development Group, a commercial real estate brokerage firm, and Environmental Lead Services, Inc., an environmental consulting firm specializing in federal compliance environmental site assessments, especially lead paint analysis, and Mr. Pirhalla was named Vice President of both affiliates. Mr. Pirhalla resigned from those companies in May 1996 to join United States Properties, Inc.

Kathryn K. Berman. Mrs. Berman is Secretary and a director, has been employed as an Executive Assistant by the CPA firm, Parente, Randolph, Orlando and Carey, in Scranton, Pennsylvania from 1989 to November 1993 and again from May, 1994 to the present. From November, 1993 to May, 1994 she was a housewife. In 1992, she became President of Keough-Kirkbride, Inc., a management consulting firm in Scranton specializing in purchasing and auctioning real estate for RTC, FDIC, and REO properties held by banks nationally. Keough-Kirkbride, Inc. is retained as a consultant to the Company and Mrs. Berman receives compensation from the consulting fees paid to her corporation.

Thomas J. Bell. Mr. Bell, age 53, is a Director of the Company. He has spent his career in the insurance industry and holds Pennsylvania licenses as a broker and as an excess and surplus broker. He currently serves as Managing Partner of Joyce, Jackman & Bell Insurors, a commercial and corporate insurance company based in Scranton, Pennsylvania, which he joined as a general partner in 1988. From 1973 to 1988, Mr. Bell was President of Thomas J. Bell Insurance, a full-service insurance agency. Since May, 1996, he has also provided business consulting services to clients, including the Company.

(c) Advisory Board of Directors. The current members of the Company's Advisory Board of Directors are:

    Beryl Wolk, Chairman of CPNM (Cable/Print/Network Marketing, Inc.), a leading multi-media marketing firm. Mr. Wolk was an innovator in the use of newspapers for the distribution of advertising inserts, with over 175 national accounts. Mr. Wolk also co-founded cable television's largest circulation magazine.

    William Grimes, President of Zenith Media, USA (Cordiant, PLC). Mr. Grimes was President and CEO of ESPN (1982-1988), President and CEO of Univision Holdings, Inc. (1988-1992), President/COO and President/CEO of Multimedia, Inc. (1991-1983).

    Herman Rush, Executive Producer of the Montel Williams Show. Mr. Rush has spent over thirty years in executive, production and sales positions in the entertainment industry. Mr. Rush was CEO of the Columbia Pictures Television Group and a member of the Board of Directors of Columbia Pictures Industries, Inc., Chairman and CEO of Coca Cola Tele-Communications, Inc. and Sr. Vice President of the Entertainment Business Sector of The Coca-Cola Company.

    Robert Cort, a principal in the Cort-Madden Company. Mr. Cort has produced over forty motion pictures in the last decade and served as President of Interscope Communications and as Executive Vice President of Columbia Motion Pictures.

(d) Employees. As of June 4, 1997, the Company had four employees, Mr. Kissal, Mr. Pirhalla, an office manager and a secretary. Mrs. Berman (through her corporation, Keough-Kirkbride, Inc., which is retained as a consultant) receives compensation.

(e) Independent Contractors. Commencing in August, 1996, the Company recruited independent contractor telemarketers who would contact corporations which were potential sellers of surplus and/or underperforming real estate and solicit the opportunity to participate in the disposition of such real estate. As compensation, such independent contractors will receive approximately 15% of the net profit derived by the Company from any transaction sourced by such independent contractor. As of June 4, 1997, the Company had 8 such independent contractors. Seven of these operate from the operations office in Moosic, Pennsylvania and one operated from the Tampa, Florida branch office. Because of the relationship with New America Network, Inc. (see Part I, Item 1, "Business of the Company"), the Company is not presently seeking additional independent contractors to source potential transactions.


ITEM 6.  EXECUTIVE COMPENSATION.

Officer/Employee Compensation

As of May 28, 1997 the Company has an employment agreement only with its President/Chief Executive Officer, Andreas V. Kissal. Both Mr. Pirhalla and Mrs. Berman have been employed under oral, at will, agreements since the organization of the Company.

During 1996, Mr. Pirhalla and Mrs. Berman were each to receive compensation at the rate or $1,384 per week for 33 weeks, or a total of $45,672. However, due to a shortage of working capital during 1996, Mr. Pirhalla received only $33,216, while $12,456 was accrued and Mrs. Berman received only $34,600, while $11,072 was accrued.

Mr. Kissal was employed as of March 1, 1997 at an annual salary of $150,000 payable bi-weekly.

None of Mr. Pirhalla, Mrs. Berman, or Mr. Kissal has any stock options, stock appreciation rights ("SAR") or deferred compensation. However, the Company's Board of Directors has adopted an Incentive Stock Option Plan which was approved by the stockholders at the Annual Meeting held June 4, 1997 and it is anticipated that options under such plans will be issued to various persons, including the officers and directors.


Director Compensation

None of the directors receives compensation for services as a director.


ITEM 7.  CERTAIN RELATIONSHIPS AND TRANSACTIONS.

The Company was incorporated in Pennsylvania on May 28, 1996 by Jeffrey R. Pirhalla and Kathryn K. Berman who were the initial directors and officers and who continue as directors and officers of the Company. Upon incorporation, Mr. Pirhalla and Mrs. Berman each received 1,110,000 shares of Common Stock for investments of $1,100 each. As of May 28, 1997, Mr. Pirhalla is a Director, Chief Operating Officer and Treasurer of the Company and Mrs. Berman is a Director and Secretary of the Company. Shortly after its incorporation, the Company issued 1,050,000 shares of its Common Stock to Richard C. Fox (50,000 shares), InvestAmerica Fund, Inc. (500,000 shares) and Rod L. Munyon (500,000 shares) at a price of $.001 per share, for total consideration of $1,050. These investments provided the initial capitalization of the Company.

Following its organization, the Company made an offering, under Rule 504 of Regulation D, of 160,000 shares of its Common Stock to two individuals, Richard
R. Rozzi and John L. Patten at a price of $.25 per share, and secured total proceeds of $40,000.

In early December, 1996, the Company entered into a Warrant Agreement with certain investors (unrelated except for First Equitable Properties, Inc.) for the issuance of Common Stock Purchase Warrants for the purchase of up to 1,000,000 shares of its Common Stock at a price of $.50 per share. On May 20, 1997 the remaining unexercised Warrants were canceled; as of that date 870,000 Warrants had been exercised, providing the Company with total proceeds of $435,000.

Since incorporation, Mr. Pirhalla and Mrs. Berman have solicited the assistance of various individuals to develop and expand the Company's business. In this connection, both have transferred shares to such individuals from their personal holdings, reducing their original holdings of 1,110,000 shares each to 386,050 and 879,000 respectively as of May 28, 1997.


ITEM 8.  DESCRIPTION OF SECURITIES.

The Company's Articles of Incorporation, as amended, provide for the issuance of 20,000,000 shares of Common Stock having a par value of $.001 per share and 5,000,000 shares of undesignated Preferred Stock having a par value of $.001 per share.

Common Stock

As of May 28, 1997 there were 4,440,000 shares of the Company's Common Stock issued and outstanding. Common Stock shareholders are entitled to cast one vote for each share at all shareholders' meetings for all purposes, including the election of directors. Holders share equally on a per share basis in dividends that may be declared by the Board of Directors out of funds legally available after dividend distributions to holders of Preferred Stock. Upon liquidation or dissolution, any assets remaining after payment of creditors and after distribution of accrued and unpaid dividends to holders of Preferred Stock will be available for distribution to holders of the Company's Common Stock. Shares of Common Stock are not redeemable, and have no conversion rights. The Common Stock does not have cumulative voting rights, which means that the holders of more than fifty percent of the Common Stock voting for election of directors can elect one hundred percent of the directors of the Company if they choose to do so. The Company has not paid any dividends on its Common Stock and it is not anticipated that any dividends will be paid in the foreseeable future. Dividends upon Preferred Shares must have been paid in full for all past dividend periods before distribution can be made to the holders of Common Stock; no dividends on the Preferred Shares have been declared, however. In the event of a voluntary or involuntary liquidation, all assets and funds of the Company remaining after payments to the holders of Preferred Stock will be divided and distributed among the holders of Common Stock according to their respective shares. No holder of Common Stock has any preemptive or other right to subscribe for or purchase any part of any new or additional issue of Common Stock or securities convertible thereunto.

Preferred Stock

To date, the Company has not designated or issued any of the 5,000,000 authorized shares of Preferred Stock. If and when designated, the shares of Preferred Stock will have such limitations, rights and preferences as the Board of Directors may designate in an authorizing resolution. Approval of Common Stockholders for the designation and issuance of shares of the Preferred Stock is not required.

Dividend Policy

The Company has had only limited operations, has had no earnings or net profits, and has not paid any cash dividends on its Common Stock and the Board of Directors has no present intention of declaring any cash dividends. The declaration and payment of dividends in the future will be determined by the Board of Directors in light of conditions then existing, including the Company's earnings, financial condition, capital requirements, and other factors.

                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

(a)  The Company's Common Stock is traded on the NASDAQ Bulletin Board.

(b) The Company's Common Stock was listed on approximately January 13, 1997, first traded on January 16, 1997 with the opening regular quotations also on January 16, 1997 when the Common Stock was priced at $2.00 bid, $2.50 asked.

(c)  During 1997 its high and low bid and asked prices were as follows:

                 High Bid          Low Bid      High Ask          Low Ask
                 --------          -------      --------          -------
First Quarter     $6.00             $2.00        $6.50            $2.50
Second Quarter    $6.50             $3.00        $7.25            $4.9275

On June 5, 1997 the closing prices of the Company's Common Stock were $6.00 bid and $6.375 asked, as quoted on the NASDAQ Bulletin Board.

To date no dividends have been declared or paid on the Common Stock. (See
Part I, Item 8, "Dividend Policy")

ITEM 2.  LEGAL PROCEEDINGS.

The Company is not a party to any pending legal proceedings. The Company is not aware of any legal proceedings pending, threatened or contemplated against any of its officers or directors, respectively, in their capacities as such.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company's auditor for interim periods of 1996 was James A. Rosa, CPA. The Company's auditor for the fiscal year ended December 31, 1996 is Marks Shron & Company, LLP. The change was due to the desire to obtain a larger firm, with real estate accounting experience, and there have been no disagreements with respect to accounting and financial disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

As of May 28, 1997 the Company had 4,440,000 shares of its Common Stock issued and outstanding, of which 3,350,000 shares were issued in transactions exempt by reason of Section 4(2) of the Securities Act of 1933, as amended, and 1,090,000 were issued in transactions exempt by reason of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended.

On May 28, 1996, in connection with its formation, the Company issued 1,110,000 to each of its two founders, Jeffrey R. Pirhalla and Kathryn K. Berman at the par value of $.001, for total consideration of $2,220. The issuance was exempt by reason of Section 4(2) of the Securities Act of 1933, as amended.

Following its formation, the Company made a private placement of 1,050,000 shares to Richard C. Fox (50,000 shares), InvestAmerica Fund, Inc. (500,000 shares) and Rod L. Munyon (500,000 shares) at the par value of $.001 per share for total proceeds of $1,050. The issuance was exempt by reason of Section 4(2) of the Securities Act of 1933, as amended.

On June 27, 1996, the Company engaged in a Rule 504 offering of 160,000 shares of its Common Stock to two individuals (Richard R. Rozzi - 80,000 shares and John L. Patten - 80,000 shares) at a price of $.25 per shares for total proceeds of $40,000. The issuance was exempt by reason of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended.

Commencing approximately August 28, 1996, the Company engaged in a second Rule 504 offering of 25,000 shares of its Common Stock to residents of New York, where the offering was registered. The offering price was $2.00 per share; all 25,000 shares were sold for total proceeds of $50,000. The issuance was exempt by reason of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended.

On or about December 6, 1996, the Company authorized the issuance of Common Stock Purchase Warrants for the sale of up to 1,000,000 Warrants, exercisable to purchase up to 1,000,000 shares of the Company's Common Stock at an exercise price of $.50 per share. Commencing approximately January 26, 1997 the Company engaged in a further Rule 504 offering of such Warrants and the underlying Common Stock to various investors, which offering was registered in New York State. All Warrants were issued and as of May 20, 1997 Warrants for 870,000 shares had been exercised, providing the Company with total proceeds of $435,000. On May 20, 1997 the Company canceled the outstanding unexercised Warrants. The issuances of the Warrants and the underlying Common Stock were exempt by reason of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended.

Also on or about December 6, 1996, the Company issued 50,000 shares in connection with a loan agreement. Of the total shares issued, 5,000 shares were issued to the lender and 45,000 shares were held in escrow pending future loans. As of May 27, 1997 the balance of the loan agreement was canceled and the 45,000 shares being held in escrow were being returned for cancellation. The issuance of the shares was exempt by reason of Section 4(2) of the Securities Act of 1933, as amended.

On January 17, 1997 two creditors converted their debts of $20,000 and $15,000 respectively into shares of the Company's Common Stock at a price of $1.00 per share in an offering made under Rule 504 of Regulation D. The issuance of the 35,000 shares was exempt by reason of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended.

On May 13, 1997, the Company issued 30,000 shares for the acquisition of certain real estate valued at $150,000 located in Clarissa, Minnesota. However, the shares are being held in escrow pending closing of the transaction.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Pursuant to Pennsylvania law and the Company's Articles of Incorporation and By-laws, officers and directors of the Company (and former officers and directors) are entitled to indemnification from the Company to the full extent permitted by law. The Company's Articles of Incorporation and By-laws generally provide for such indemnification for claims arising out of the acts or omissions of the Company's officers and directors in their capacity as such, undertaken in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The conditions and extent of indemnification are set forth in the Articles of Incorporation and By-laws of the Company and in the Indemnity Agreements between the Company and each officer and director. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Limitation On Liability

As permitted by Pennsylvania law, the Company's Articles of Incorporation, as amended, provide that a director of the Company shall not be personally liable for monetary damages for a breach of fiduciary duty as such, except for liability for which such exculpation is proscribed by the Pennsylvania Business Corporation Law. This provision is intended to afford the Company's directors additional protection from, and limit their potential liability from, suits alleging a breach of their duty of care. As a result of the inclusion of such a provision, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders for any particular case, shareholders may not have any effective remedy against the challenged conduct.

Indemnity Agreement

In order to induce and encourage highly experienced and capable persons to serve as directors and officers, the Company has entered into an Indemnity Agreement with each director and officer presently serving the Company and will provide the same agreement to future directors and officers as well as certain agents and employees. The Agreement provides that the Company shall indemnify the director and/or officer, or other person, when he or she is a party to, or threatened to be made a party to, a proceeding by, or in the name of, the Company. Expenses incurred by the indemnified person in any proceeding are to be paid to the fullest extent permitted by applicable law. The Agreement may at some time require the Company to pay out funds which might otherwise be utilized to further the Company's business objectives, thereby reducing the ability of the Company to carry out its projected business plans.

Director's and Officer's Liability Insurance

At present, the Company does not have any liability insurance for the benefit of its officers and directors. It is probable that the Company does not currently meet the underwriting requirements to obtain such insurance. In any event, because of the expected cost of such insurance the Company has no present plans to obtain such insurance.

                                    SIGNATURE

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                         UNITED STATES PROPERTIES, INC.

Date:  June 9, 1997



By: /s/ Andreas V. Kissal
    ---------------------------------------------------------
   Andreas V. Kissal, President and Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS


F. 1    Audited Financial Statements as of December 31, 1996
F.11    Compiled Financial Statements as of March 31, 1997
F.21    Proforma Balance Sheet

                          AUDITED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1996

                      UNITED STATES PROPERTIES INCORPORATED
                          (A Development Stage Company)

                              Financial Statements

                  For the Period from May 28, 1996 (inception)
                              to December 31, 1996

Marks Shron
& CompanyLLP
--------------------------------------------------------------------------------
Certified Public Accountants


To the Shareholders of
United States Properties Incorporated

We have audited the accompanying balance sheet of United States Properties, Inc. (a Development Stage Company) as of December 31, 1996 and the related statements of operations, cash flows and retained earnings for the period from May 28, 1996 (inception) to December 31, 1996, in accordance with standards established by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of United States Properties, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United States Properties, Inc. as of December 31, 1996, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has experienced operating losses since inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                 /s/ Marks Shron & Company LLP
                                                 -----------------------------

April 24, 1997


INAA --------------------------------------------------------------------------
G R O U P      111 Great Neck Road               275 Madison Avenue
INTERNATIONAL  Great Neck, New York 11021        New York, New York 10016
NETWORK OF     516/466-6550 Fax: 516/466-5649    212/252-1600 Fax: 212/252-1515
ACCOUNTANTS
AND AUDITORS

                      UNITED STATES PROPERTIES INCORPORATED
                          (A Development Stage Company)

                                  Balance Sheet

                                December 31, 1996



                                     ASSETS

CASH                                                               $    1,183

INVENTORY                                                               8,545

FIXED ASSETS
 Furniture, fixtures and equipment                                      3,093
 Less: Accumulated depreciation                                           309
                                                                   ----------
                                                                        2,784
ORGANIZATION COSTS - net of accumulated
 amortization of $60                                                      540
                                                                   ----------

                                                                   $   13,052
                                                                   ==========
                       LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
 Accounts and accrued expenses payable                             $  110,983
 Payroll taxes payable                                                 19,587
 Loans from stockholders                                               24,000
                                                                   ----------
                                                                      154,570
                                                                   ----------


STOCKHOLDERS' EQUITY
 Common stock, .001 par value, authorized 20,000,000 shares,
  3,505,000 shares issued and outstanding                          $    3,505
 Additional paid-in capital                                            83,702
 Deficit accumulated during the development stage                    (228,725)
                                                                   ----------
                                                                     (141,518)
                                                                   ----------
                                                                   $   13,052
                                                                   ==========

   The accompanying notes are an integral part of these financial statements.

                                                                Page 3
                                                              (Concluded)


                      UNITED STATES PROPERTIES INCORPORATED
                          (A Development Stage Company)

                             Statement of Operations

                 For the Period from May 28, 1996 (Inception) to
                                December 31, 1996



REVENUES                                                          $        -
                                                                  ----------
EXPENSES
 Salaries                                                             53,828
 Consulting fees                                                      41,520
 Professional fees                                                    66,218
 Payroll taxes                                                         4,108
 Rent                                                                 11,000
 Travel and entertainment                                             16,755
 Telephone                                                            12,469
 Postage and office expenses                                           3,470
 Miscellaneous expenses                                               18,988
 Depreciation                                                            309
 Amortization                                                             60
                                                                  ----------
NET LOSS                                                          $( 228,725)
                                                                  ==========
LOSS PER SHARE                                                    $     (.07)
                                                                  ==========

   The accompanying notes are an integral part of these financial statements.

                      UNITED STATES PROPERTIES INCORPORATED
                          (A Development Stage Company)

                        Statement of Stockholders' Equity

                 For the Period from May 28, 1996 (Inception) to
                                December 31, 1996


                                                 Number of                                   Additional
       Date                Preferred Stock     Common Shares          Common Stock         Paid in Capital
       ----                ---------------     -------------          ------------         ---------------
     05/28/96                      -             2,220,000              $  2,220              $      -
     05/28/96                      -                     -                     -                   350 (1)
     06/27/96                      -               160,000                   160                39,840
     08/08/96                      -             1,000,000                 1,000                     -
     08/20/96                      -                50,000                    50                     -
     09/25/96                      -                25,000(2)                 25                49,975
     12/06/96                      -                50,000                    50                     -
     12/31/96                      -                     -                     -                (6,463)(3)
                               -----             ---------              --------              --------
     12/31/96                      -             3,505,000              $  3,505              $ 83,702
                               =====             =========              ========              ========

(1) Contribution of equipment
(2) Offering under SEC rule 504
(3) Fees paid to raise capital


   The accompanying notes are an integral part of these financial statements.

                      UNITED STATES PROPERTIES INCORPORATED
                          (A Development Stage Company)

                             Statement of Cash Flows

                 For the Period from May 28, 1996 (Inception) to
                                December 31, 1996


OPERATING ACTIVITIES
   Net loss                                                                        $  (228,725)
   Adjustments to reconcile net loss to net
     cash used by operating activities:
       Depreciation                                                                        309
       Amortization                                                                         60
       Changes in operating assets and liabilities:
         Increase in inventory                                                          (8,545)
         Increase in organization costs                                                   (600)
         Increase in accounts and accrued expenses payable                             110,983
         Increase in payroll taxes payable                                              19,587
                                                                                   -----------
          Net Cash Used in Operating Activities                                       (106,931)
                                                                                   -----------
INVESTING ACTIVITIES
   Expenditures for furniture, fixtures and equipment                                   (3,093)
                                                                                   -----------
          Net Cash Used in Investing Activities                                         (3,093)
                                                                                   -----------
FINANCING ACTIVITIES
   Common stock issued                                                                  87,207
   Loans from stockholders                                                              24,000
                                                                                   -----------
          Net Cash Provided by Financing Activities                                    111,207
                                                                                   -----------
CASH - December 31, 1996                                                           $     1,183
                                                                                   ===========



   The accompanying notes are an integral part of these financial statements.

                      UNITED STATES PROPERTIES INCORPORATED
                          (A Development Stage Company)

                          Notes to Financial Statements

                                December 31, 1996


NOTE 1:      ORGANIZATION

             United States Properties Incorporation, ("The Company") was organized in Pennsylvania in May, 1996 for the purpose of using countertrade (commerced barter transactions) as a vehicle for trading excesses in corporate real estate, portfolios of bad debts and other, similar non-performing assets held by major corporations. Corporate real estate refers to commercial real property and commercial leases owned by major corporations. Portfolios of bad debts refers to the accounts receivable of major corporations, banks and credit card companies that are greater than six months past due. The Company will derive revenue through the generation of fees when transacting real estate and through a percentage participation in bad debt collections. To date the Company has not yet derived any fees from any countertrade transactions involving real estate nor has it generated any revenues from participation in bad debt collections.

             Since its organization, the Company has established its business offices, developed a network of agents to discover excesses in corporate real estate and bad debt portfolios and related assets and is negotiating a number of real estate transactions.

             On June 12, 1996 the Company entered into an agreement ("Agreement") with Active Asset Recovery, Inc., ("Active") a wholly owned subsidiary of Active International, Inc. Active International, Inc. is a global trading company that develops programs of countertrade for clients through the issuance of trade credits redeemable by such clients. The Agreement stipulates that the Company will be engaged as an independent contractor to act as a finder to locate potential clients to enter into countertrade with Active. Countertrade in this Agreement refers to a transaction in which real property, interests in real property or other assets are sold or leased to Active or the designee of Active in return for, in whole or in part, trade credits issued and redeemed by Active. The Agreement provides, among other things, that Active shall have the right to pre-approve whether it desires to enter into a proposed countertrade transaction with any potential client at the time the Company first proposes a transaction with such client. In the event that Active closes a corporate trading transaction with a pre-approved client, as a direct result of meetings caused by the Company, the Company will receive a finders fee.

             On June 27, 1996, the Company entered into an Agreement with Capital Credit Corporation ("CCC"). CCC is a wholly owned subsidiary of the Union Corporation which provides accounts receivable management and related services to institutional, commercial and government clients.

                      UNITED STATES PROPERTIES INCORPORATED
                          (A Development Stage Company)

                          Notes to Financial Statements

                                December 31, 1996


NOTE 1:      ORGANIZATION (continued)

             The agreement between the Company and CCC provides for the Company to contact the chief financial officers of Fortune 1,000 companies to ascertain the extent of their bad debt portfolios and to determine if any of these companies have an interest in selling the portfolios, or portions thereof, in a countertrade transaction involving full or partial consideration for the debts in trade credits. CCC will evaluate the portfolios of debt, or portions thereof, and advise the Company of the bid that should be offered for the portfolios or portions thereof. If such a countertrade proposal is accepted CCC will agree to the collection of such debt. CCC will receive 30% and the Company will receive 70% of the funds. Should the Company be successful in negotiating a countertrade transaction for portfolios of bad debt after they have been reviewed and priced by CCC it would be contingent on the Company to have Active or another trading company enter into such a negotiation to issue and redeem for merchandise any trade credits that may be exchanged in consideration for the purchase of the bad debts. Currently such a contingency is not part of the Agreement between the Company and Active nor is it known if the Agreement can be amended or a new agreement developed between the Company and Active, nor is it known if the Company can establish such a relation with another company to effect such a transaction.

NOTE 2:      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             Basis of Reporting
             ------------------

             The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Since inception, the Company has sustained operating losses. Management is continuing its efforts to negotiate and consummate countertrade transactions. The ability of management to successfully complete these transactions will significantly affect the Company's ability to continue as a going concern. At this time, it cannot be determined if these efforts will be successful. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

             Recognition of Revenue
             ----------------------

             The Company will recognize revenue when the transactions it participates in are completed.

             Fixed Assets
             ------------

             Fixed assets are stated at cost. Deprecation is provided using the straight-line method over the estimated asset lives.

             Use of Estimates
             ------------------

             Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

                                                                        Page8

                      UNITED STATES PROPERTIES INCORPORATED
                          (A Development Stage Company)

                          Notes to Financial Statements

                                December 31, 1996


NOTE 3:      RELATED PARTY TRANSACTIONS


             Consulting Fees
             ---------------

             The Company has engaged Keough-Kirkbide as a real estate consultant. The firm will attempt to solicit real estate sellers' interested in barter transactions at an annual retainer of $72,000, and may be canceled at any time by either party. Keough-Kirkbide is wholly owned by Kathryn Berman, a principal shareholder of the Company.

             Loans from Stockholders
             -----------------------

             Various stockholders have advanced funds to the Company. $10,000 of this debt bears interest at 9.25% per annum payable monthly, with the principal due on December 5, 1997. In 1997 the remaining $14,000 of the debt was converted to 35,000 shares of common stock.

NOTE 4:      INVENTORY

             On August 8, 1996, the Company entered into an agreement with Active whereby (1) the Company acquired 100% of the issued and outstanding shares of United States Properties Ten, Inc. (formerly Bull and Bear Properties, Inc.), a wholly owned subsidiary of Bull and Bear, Inc. (the Seller) and (2) Active supplied the Seller with $120,000 in trade credits. The principal purpose of the acquisition was to acquire control of the corporation's major asset, a commercial building located in Middletown, Ohio. The agreement provides for the Company and Active to share equally in the proceeds to be derived from the sale of the stock, and the Company has pledged all the shares to collateralize Active's 50% interest in these proceeds.


 NOTE 5:     CAPITAL STOCK

             Common Stock
             ------------

             On December 3, 1996 the Board of Directors authorized and issued warrants to purchase 1,000,000 shares of the Company's common stock. The warrants carry an exercise price of .50 per share and expire December 1, 1997. At December 31, 1996 no warrants had been exercised (see Note 8).

                      UNITED STATES PROPERTIES INCORPORATED
                          (A Development Stage Company)

                          Notes to Financial Statements

                                December 31, 1996

NOTE 6:      CAPITAL STOCK (continued)

             Preferred Stock
             ---------------

             The Company is authorized to issue up to 5,000,000 shares of Preferred Stock, no par value. The Preferred Stock may be issued in series, each of which may vary, as determined by the Board of Directors, as to the designation and number of shares in each series, voting power of the holders thereof, dividend rate, redemption terms and prices, voluntary and involuntary liquidation preferences, and conversion rights and sinking fund requirements, if any, of each series.

             OTC Bulletin Board
             ------------------

             On January 13, 1997 the Company received clearance of quotations on the OTC Bulletin Board.

NOTE 7:      INCOME TAXES

             At December 31, 1996, the Company has net operating loss carry forwards of approximately $228,000 available to reduce Federal income taxes in years through 2011. The Company will not record a tax benefit until realized.

NOTE 8:      SUBSEQUENT EVENT

             In 1997, 570,000 common stock warrants were exercised resulting in proceeds of $285,000.

                     UNITED STATES PROPERTIES INCORPORATED
                         (A Development Stage Company)

                              Financial Statements

                         March 31, 1997 and the Period
                   May 28, 1996 (Inception) to March 31, 1997

                       [MARKS SHRON & COMPANY LETTERHEAD]





To the Shareholders of
United States Properties Incorporated


We have compiled the accompanying balance sheet of United States Properties Incorporated (a development stage company) ("the Company") as of March 31, 1997 and the related statements of operations, cash flows and stockholders equity for the three months then ended, and for the period from May 28, 1996 (Inception) to March 31, 1997, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has experienced operating losses since inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.








May 20, 1997
                                                  /S/ MARKS SHRON & COMPANY, LLP

                     UNITED STATES PROPERTIES INCORPORATED
                         (A Development Stage Company)

                                 Balance Sheet

                                 March 31, 1997





                      ASSETS

CASH                                              $  60,430
INVENTORY                                             8,545
FIXED ASSETS
     Furniture, fixtures and equipment                3,640
     Less: Accumulated depreciation                     464
                                                 ----------
                                                      3,176

SECURITY DEPOSITS                                     3,483
ORGANIZATION COSTS -- net of accumulated
     amortization of $90                                510
                                                 ----------
                                                 $   76,144
                                                 ==========

          LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
  Accounts and accrued expenses payable          $  104,220
  Payroll taxes payable                              29,545
  Loans from stockholders                            10,000
                                                 ----------
                                                    143,765
                                                 ----------

STOCKHOLDERS' EQUITY
  Common stock, .001 par value, authorized
   20,000,000 shares, 3,880,000 shares
   issued and outstanding                             3,880
  Additional paid-in capital                        274,663
  Deficit accumulated during the development stage (346,164)
                                                 ----------
                                                    (67,621)
                                                 ----------
                                                  $  76,144
                                                  =========





   The accompanying notes are an integral part of these financial statements.

                                                                          Page 3
                                                                     (Concluded)


                     UNITED STATES PROPERTIES INCORPORATED
                         (A Development Stage Company)

                            Statements of Operations

                 For the Three Months Ended March 31, 1997 and for the Period from May 28, 1996 (Inception) to March 31, 1997







                                         Three Months          May 28, 1996
                                            Ended             (Inception) to
                                        March 31, 1997        March 31, 1997
                                        --------------        --------------

REVENUES
  Interest income                         $     140              $    140
                                          ---------              --------

EXPENSES
  Salaries                                   36,299                90,127
  Consulting fees                            19,376                60,896
  Professional fees                           7,152                73,371
  Payroll taxes                               2,614                 6,723
  Rent                                       14,000                25,000
  Travel and entertainment                   10,505                27,260
  Telephone                                   6,712                19,181
  Postage and office expenses                 7,704                11,174
  Filing fees                                 5,000                 5,000
  Miscellaneous expenses                      8,030                27,018
  Depreciation                                  155                   464
  Amortiztion                                    30                    90
                                          ---------             ---------
                                            117,577               346,304
                                          ---------             ---------
NET LOSS                                  $(117,437)            $(346,164)
                                          =========             =========
LOSS PER SHARE                          s $    (.03)            $    (.09)
                                          =========             =========


   The accompanying notes are an integral part of these financial statements.

                     UNITED STATES PROPERTIES INCORPORATED
                         (A Development Stage Company)

                        Statement of Stockholders' Equity

                For the Period from May 28, 1996 (Inception) to
                                 March 31, 1997






                                  Number of                          Additional
Date        Preferred Stock     Common Shares   Common Stock     Paid in Capital
----        ---------------     -------------   ------------     ---------------

05/28/96           -               2,220,000     $ 2,220       $       -
05/28/96           -                       -           -             350(1)
06/27/96           -                 160,000         160          39,840
08/08/96           -               1,000,000       1,000               -
08/20/96           -                  50,000          50               -
09/25/96           -                  25,000(2)       25          49,975
12/06/96           -                  50,000          50               -
12/31/96           -                       -           -          (6,463)(3)
01/24/97           -                 100,000         100          49,900 (5)
01/26/97           -                  35,000          35          23,985 (4)
02/10/97           -                  80,000          80          39,920 (5)
02/11/97           -                  10,000          10           4,990 (5)
02/18/97           -                  10,000          10           4,990 (5)
03/04/97           -                  60,000          60          29,940 (5)
03/07/97           -                  20,000          20           9,980 (5)
03/14/97           -                  60,000          60          29,940 (5)
03/31/97           -                       -           -          (2,684)(3)
             -----------           ---------     -------        --------
03/31/97           -               3,880,000     $ 3,880        $274,663
             ===========           =========     =======        ========

(1) Contribution of equipment
(2) Offering under SEC rule 504
(3) Expenses paid to raise capital
(4) Debt conversion
(5) Exercise of warrants








   The accompanying notes are an integral part of these financial statements.

                     UNITED STATES PROPERTIES INCORPORATED
                         (A Development Stage Company)

                            Statement of Cash Flows

                  For the Three Months Ended March 31, 1997 and for the Period from May 28, 1996 (Inception) to March 31, 1997



                                          Three Months             May 28, 1996
                                             Ended                (Inception) to
                                         March 31, 1997           March 31, 1997
                                         --------------           --------------


OPERATING ACTIVITIES
  Net loss                                  $ (117,437)              $ (346,164)
  Adjustments to reconcile net loss to
   net cash used by operating activities:
     Depreciation                                  155                      464
     Amortization                                   30                       90
     Changes in operating assets and
      liabilities:
        Increase in inventory                        -                   (8,545)
        Increase in organization costs               -                     (600)
        (Decrease) Increase in accounts and
          accrued expenses payable              (6,765)                 104,220
        Increase in payroll taxes payable        9,958                   29,545
        Increase in security deposits           (3,483)                  (3,483)
                                            ----------              -----------
          Net Cash Used in Operating
           Activities                         (117,542)                (224,473)
                                            ----------              -----------

INVESTING ACTIVITIES
  Expenditures for furniture, fixtures
   and equipment                                  (547)                  (3,640)
                                            ----------              -----------
           Net Cash Used in Investing
             Activities                           (547)                  (3,640)
                                            ----------              -----------
FINANCING ACTIVITIES
  Common stock issued                          191,336                  278,543
  Loans from stockholders                      (14,000)                  10,000
                                            ----------              -----------
            Net Cash Provided by
             Financing Activities              177,336                  288,543
                                            ----------              -----------

NET INCREASE IN CASH                            59,247                   60,430

CASH - at beginning of period                    1,183                        -
                                            ----------              -----------
CASH - at end of period                     $   60,430              $    60,430
                                            ==========              ===========







   The accompanying notes are an integral part of these financial statements.

                     UNITED STATES PROPERTIES INCORPORATED
                         (A Development Stage Company)

                         Notes to Financial Statements

                                 March 31, 1997



NOTE 1: ORGANIZATION

         United States Properties Incorporation ("The Company") was organized in Pennsylvania in May, 1996 for the purpose of using countertrade (commerced barter transactions) as a vehicle for trading excesses in corporate real estate, portfolios of bad debts and other, similar non-performing assets held by major corporations. Corporate real estate refers to commercial real property and commercial leases owned by major corporations. Portfolios of bad debts refers to the accounts receivable of major corporations, banks and credit card companies that are greater than six months past due. The Company will derive revenue through the generation of fees when transacting real estate and through a percentage participation in bad debt collections. To date the Company has not yet derived any fees from any countertrade transactions involving real estate nor has it generated any revenues from participation in bad debt collections.

         Since its organization, the Company has established its business offices, developed a network of agents to discover excesses in corporate real estate and bad debt portfolios and related assets and is negotiating a number of real estate transactions.

         On June 12, 1996 the Company entered into an agreement ("Agreement") with Active Asset Recovery, Inc. ("Active") a wholly owned subsidiary of Active International, Inc. Active International, Inc. is a global trading company that develops programs of countertrade for clients through the issuance of trade credits redeemable by such clients. The Agreement stipulates that the Company will be engaged as an independent contractor to act as a finder to locate potential clients to enter into countertrade with Active. Countertrade in this Agreement refers to a transaction in which real property, interests in real property or other assets are sold or leased to Active or the designee of Active in return for, in whole or in part, trade credits issued and redeemed by Active. The Agreement provides, among other things, that Active shall have the right to pre-approve whether it desires to enter into a proposed countertrade transaction with any potential client at the time the Company first proposes a transaction with such client. In the event that Active closes a corporate trading transaction with a pre-approved client, as a direct result of meetings caused by the Company, the Company will receive a finders fee.

         On June 27, 1996, the Company entered into an Agreement with Capital Credit Corporation ("CCC"). CCC is a wholly owned subsidiary of the Union Corporation which provides accounts receivable management and related services to institutional, commercial and government clients.

                     UNITED STATES PROPERTIES INCORPORATED
                         (A Development Stage Company)

                         Notes to Financial Statements

                                 March 31, 1997



NOTE 1: ORGANIZATION (continued)


         The agreement between the Company and CCC provides for the Company to contact the chief financial officers of Fortune 1000 companies to ascertain the extent of their bad debt portfolios and to determine if any of these companies have an interest in selling the portfolios, or portions thereof, in a countertrade transaction involving full or partial consideration for the debts in trade credits. CCC will evaluate the portfolios of debt, or portions thereof, and advise the Company of the bid that should be offered for the portfolios or portions thereof. If such a countertrade proposal is accepted CCC will agree to the collection of such debt. CCC will receive 30% and the Company will receive 70% of the funds. Should the Company be successful in negotiating a countertrade transaction for portfolios of bad debt after they have been reviewed and priced by CCC it would be contingent on the Company to have Active or another trading company enter into such a negotiation to issue and redeem for merchandise any trade credits that may be exchanged in consideration for the purchase of the bad debts. Currently such a contingency is not part of the Agreement between the Company and Active nor is it known if the Agreement can be amended or a new agreement developed between the Company and Active, nor is it known if the Company can establish such a relation with another company to effect such a transaction.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Reporting

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Since inception, the Company has sustained operating losses. Management is continuing its efforts to negotiate and consummate countertrade transactions. The ability of management to successfully complete these transactions will significantly affect the Company's ability to continue as a going concern. At this time, it cannot be determined if these efforts will be successful. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

         Recognition of Revenue

         The Company will recognize revenue when the transactions it participates in are completed.

         Fixed Assets

         Fixed assets are stated at cost. Deprecation is provided using the straight-line method over the estimated useful lives.

         Use of Estimates

         Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

                     UNITED STATES PROPERTIES INCORPORATED
                         (A Development Stage Company)

                         Notes to Financial Statements

                                 March 31, 1997




NOTE 3: RELATED PARTY TRANSACTIONS


         Consulting Fees

         The Company has engaged Keough-Kirkbide as a real estate consultant. The firm will attempt to solicit real estate sellers' interested in barter transactions at an annual retainer of $72,000, and may be canceled at any time by either party. Keough-Kirkbride is wholly owned by Kathryn Berman, a principal shareholder of the Company.

         Loans from Stockholders

         Various stockholders have advanced funds to the Company. $10,000 of this debt bears interest at 9.25% per annum payable monthly, with the principal due on December 5, 1997. On January 26, 1997, $35,000 of the debt was converted to 35,000 shares of common stock.

NOTE 4: INVENTORY

         On August 8, 1996, the Company entered into an agreement with Active whereby (1) the Company acquired 100% of the issued and outstanding shares of United States Properties Ten, Inc. (formerly Bull and Bear Properties, Inc.), a wholly owned subsidiary of Bull and Bear, Inc. (the Seller) and (2) Active supplied the Seller with $120,000 in trade credits. The principal purpose of the acquisition was to acquire control of the corporations major asset, a commercial building located in Middletown, Ohio. The agreement provides for the Company and Active to share equally in the proceeds to be derived from the sale of the stock, and the Company has pledged all the shares to collateralize Active's 50% interest in these proceeds.


NOTE 5: CAPITAL STOCK

         Common Stock

         On December 3, 1996 the Board of Directors authorized and issued warrants to purchase 1,000,000 shares of the Company's common stock. The warrants carry an exercise price of .50 per share and expire December 1, 1997. At March 31, 1997, 340,000 warrants had been exercised.

                     UNITED STATES PROPERTIES INCORPORATED
                         (A Development Stage Company)

                         Notes to Financial Statements

                                 March 31, 1997





NOTE 6: CAPITAL STOCK (continued)

         Preferred Stock

         The Company is authorized to issue up to 5,000,000 shares of Preferred Stock, no par value. The Preferred Stock may be issued in series, each of which may vary, as determined by the Board of Directors, as to the designation and number of shares in each series, voting power of the holders thereof, dividend rate, redemption terms and prices, voluntary and involuntary liquidation preferences, and conversion rights and sinking fund requirements, if any, of each series.

         OTC Bulletin Board

         On January 13, 1997 the Company received clearance of quotations on the OTC Bulletin Board.


NOTE 7: INCOME TAXES

         At December 31, 1996, the Company has net operating loss carry forwards of approximately $228,000 available to reduce Federal income taxes in years through 2011. The Company will not record a tax benefit until realized.

                     UNITED STATES PROPERTIES INCORPORATED
                         (A Development Stage Company)

                             Proforma Balance Sheet

                                 March 31, 1997

Marks Shron
& Company LLP
--------------------------------------------------------------------------------
Certified Public Accountants


To the Board of Directors
United States Properties, Inc.
Mossic, Pennsylvania


We have compiled the accompanying proforma balance sheet of United States Properties, Inc. ("Company") as of March 31, 1997.

The objective of this proforma financial information is to show what the significant effects on the historical financial information might have been had the Company purchased residential building lots known as High Point Country Club on or before March 31, 1997. However, the proforma financial statement is not necessarily indicative of the effects on financial position that would have been attained had the above-mentioned transaction actually occurred on or before March 31, 1997.

The accompanying presentation and this report were prepared for inclusion in SEC Form 10-SB filing and should not be used for any other purpose.

A compilation is limited to presenting in the form of proforma financial statements information that is the representation of management and does not include evaluation of the support for the assumptions underlying the proforma transactions. We have not examined or reviewed the accompanying proforma financial statement and, accordingly, do not express an opinion or any other form of assurance on them.


                                                       Marks Shron & Company LLP



June 11, 1997

                         UNITED STATES PROPERTIES, INC.

                             Proforma Balance Sheet

                                 March 31, 1997
                                  (Unaudited)





This proforma Balance Sheet is presented as if United States Properties, Inc. had purchased the residential building lots known as High Point Country Club on March 31, 1997. It should be read in conjunction with the Financial Statements and Notes thereto included in SEC Form 10-SB filing. In management's opinion, all adjustments necessary to reflect the effects of the Purchase as of March 31, 1997 have been made. These adjustments have not been audited.

This proforma Balance Sheet is not necessarily indicative of what the actual financial position would have been at March 31,1997, nor does it purport to represent the future financial position of the Company.


                                    Historical     Adjustments       Proforma
                                    ----------     -----------      -----------
                                                                    (Unaudited)
Assets
  Cash                              $    60,430    $      --        $    60,430
  Security deposits                       3,483           --              3,483
  Inventory                               8,545      6,496,250(A)     6,504,795
  Fixed assets                            3,176           --              3,176
  Organization costs                        510           --                510
                                    -----------    -----------      -----------
                                    $    76,144    $ 6,496,250      $ 6,572,394
                                    ===========    ===========      ===========

Liabilities
  Accounts and accrued expenses
   payable                          $   104,220    $      --        $   104,220
  Payroll taxes payable                  29,545           --             29,545
  Mortgages payable                        --        4,122,500(B)     4,122,500
  Loans from stockholders                10,000           --             10,000
                                    -----------    -----------      -----------
                                        143,765      4,122,500        4,266,265
                                    -----------    -----------      -----------

Stockholder Equity
  Common stock                            3,880            396(C)         4,276
  Paid in capital                       274,663      2,373,354(C)     2,648,017
  Deficit accumulated during the
    development stage                  (346,164)          --           (346,164)
                                                   -----------      -----------
                                        (67,621)     2,373,750        2,306,129
                                    -----------    -----------      -----------
                                    $    76,144    $ 6,496,250      $ 6,572,394
                                    ===========    ===========      ===========

See accountant's compilation report.

                         UNITED STATES PROPERTIES, INC.

                             Proforma Balance Sheet

                                 March 31, 1997
                                  (Unaudited)




Notes:

(A) Represents the purchase price of the residential building lots pursuant to the letter of intent from Highpoint Country Club Golf Associates Inc. dated May 19, 1997 which is expected to close on or about June 30, 1997.

(B) Represents a mortgage assumed and a mortgage taken back by the seller on the residential building lots.


(C) Represents stock issued of approximately $6.00 per share totaling $2,373,750 issued at date of purchase.

                               INDEX TO EXHIBITS

 3.1   Articles of Incorporation of United States Properties, Inc.
 3.2   Articles of Amendment of United States Properties, Inc.
 3.3   By-Laws of United States Properties, Inc.
10.1   Contract of June 12, 1996 with Active Asset Recovery, Inc.
10.2   Contract of June 27, 1996 with Capital Credit Corporation
10.3   Indemnification Agreement with Jeffrey R. Pirhalla
10.4   Indemnification Agreement with Kathryn K. Berman
10.5   Indemnification Agreement with Richard C. Fox
10.6   Indemnification Agreement with Thomas J. Bell
10.7   Employment Agreement with Andreas V. Kissal
10.8   Indemnification Agreement with Andreas V. Kissal
21.1   Subsidiaries of the Registrant
23.1   Consent of Marks Shron & Company, LLP
23.2   Consent of Marks Shron & Company, LLP
27.1   Financial Data Schedule - May 28, 1996 to December 31, 1996
27.2   Financial Data Schedule - May 28, 1996 to March 31, 1997